Tarragon Corporation
3100 Monticello Ave Ste 200
Dallas TX 75205

August 5, 2008

BY EDGAR TRANSMISSION AND
MESSENGER DELIVERY

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Mail Stop 4561
Washington, D.C.  20549
Attention:  Jonathan Wiggins

Re:	Tarragon Corporation
Item 4.01 Form 8-K
Filed June 19, 2008
File No. 0-22999

Ladies and Gentlemen:

Set forth below are Tarragon Corporation’s (“Tarragon”) responses to the comments of the staff of the Division of Corporation Finance (the “Staff”), contained in your letter dated July 11, 2008, with respect to a Current Report on Form 8-K filed by Tarragon on June 19, 2008.  For your reference, we have repeated below in italics the Staff’s comments immediately prior to the responses.

Item 4.01 Form 8-K

1.
We note the disclosure of a material weakness in your internal controls over financial reporting as of December 31, 2007 and 2006 and material weaknesses as of March 31, 2008.  Please provide details regarding how and when the weaknesses occurred and the extent of the material weaknesses.  Tell us whether or not you intend to restate any prior period for any adjustment resulting from such weaknesses, and if not, why not.

During the fourth quarter of 2006, management identified a control deficiency in its internal control over financial reporting as of December 31, 2006, that constituted a “material weakness” within the meaning of the Public Company Accounting Oversight Board Auditing Standard No. 2.  As a result of our substantial growth and the increased complexity of our business and of accounting principles, we determined that we did not have sufficient accounting resources to support our financial reporting requirements.  This deficiency resulted in certain errors that required the restatement of our consolidated statements of cash flows for the years ended December 31, 2005 and 2004, and the quarter ended March 31, 2006.  These restatements can be found in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, which was filed with the Securities and Exchange Commission (the “Commission”) on April 2, 2007, and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, which was filed with the Commission on May 11, 2007.

We have taken steps to address this material weakness, which include expanding our financial reporting staff by adding two new positions, one of which is responsible for complex accounting and financial reporting requirements.  However, the integration and effective deployment of these resources had not been fully achieved as of March 31, 2008.  As a result, this material weakness continued throughout 2007 and the first quarter of 2008.

In the first quarter of 2008, management determined that effective controls were not in place to ensure (i) timely recording of required period-end adjustments, (ii) accumulation and review of all required supporting information to ensure the completeness and accuracy of the consolidated financial statements and disclosures, and (iii) timeliness of the financial close and reporting process.  Management determined that this control deficiency constituted an additional material weakness as of March 31, 2008.

Management continues to assess additional measures that may be necessary to address these material weaknesses.  In this regard, we have identified third-party consultants with specialized accounting and financial reporting experience with whom we may consult on complex accounting issues as needed.  We also continue to assess staffing requirements in light of anticipated changes in the nature and scope of our business as a result of asset sales, joint ventures, and other transactions undertaken to address liquidity issues over the past year.  In addition, we continue to evaluate our systems and processes to identify opportunities to enhance their efficiency and effectiveness.

As stated previously, the material weakness identified in the fourth quarter of 2006 led to the restatement of our consolidated statements of cash flows for the years ended December 31, 2005 and 2004, and the quarter ended March 31, 2006.  The other adjustments caused by these material weaknesses, all of which are identified in our response to Comment 2 below, did not result in the need to restate any prior period financial statements.

2.
Please provide us with a list of 1st quarter 2008, 4th quarter 2007, and 4th quarter 2006 audit adjustments (or review adjustments) that resulted from the material weaknesses.  Clearly explain the reason for each adjustment.  For each adjustment, show us the impact on pre-tax net income (loss).  Quantify the net effect of all adjustments on pre-tax net income (loss).  Also, tell us why none of the adjustments relate to any prior period.  Explain in detail why you believe the timing of each adjustment is appropriate.

We are submitting to the Staff on a supplemental and confidential basis a schedule of audit adjustments that resulted from the material weaknesses described above.  The schedule sets forth the reason for each adjustment, the impact on our pre-tax net income (loss), and the reason management believes the timing of each adjustment is appropriate.

3.	Please provide us with copies of any written communication from the former accountants regarding the material weaknesses.

Two letters dated March 27, 2008, and May 26, 2008, received from Grant Thornton regarding communicating material weaknesses to Tarragon are attached as Exhibit A and Exhibit B, respectively.

* * * * *

In connection with its response to the Staff’s comment letter, Tarragon acknowledges that:

•	Tarragon is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Tarragon may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (214) 599-2261 to discuss the matters addressed above or other issues relating to the Form 8-K filed on June 19, 2008.  Our fax number is (214) 599-2230.  Thank you for your attention to this matter.

Very truly yours,

/s/ Erin D. Pickens
Erin D. Pickens
Executive Vice President and
Chief Financial Officer

cc:	William S. Friedman
Kathryn Mansfield
Tarragon Corporation

James E. O’Bannon
Edward B. Winslow
Jones Day

Richard Sowan
Angie Moss
Travis Wolff